August 29, 2025

Lynn Zhao
Chief Financial Officer
Socket Mobile, Inc.
40675 Encyclopedia Circle
Fremont, CA 94538

       Re: Socket Mobile, Inc.
           Registration Statement on Form S-3
           Filed August 22, 2025
           File No. 333-289788
Dear Lynn Zhao:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at
202-551-3334
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Erika Muhl